July 16, 2010

United States Securities and Exchange Commission 100 F Street, NE, Mail Stop 4631 Washington, DC 20549-3628 Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant	Via Edgar

Re:	Omni Bio Pharmaceutical, Inc. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Quarterly Period Ended December 31, 2009 File No. 0-52530
Ladies and Gentlemen:
Reference is made to the letter dated June 25, 2010 (the “Comment Letter”) to Robert C. Ogden, Chief Financial Officer of Omni Bio Pharmaceutical, Inc. (the “Company”), setting forth comments of the staff of the Securities and Exchange Commission regarding the Form 10-K for the fiscal year ended March 31, 2009 and the Form 10-Q for the quarterly period ended December 31, 2009, referenced above.
Due to continuing analysis of the comments in the Comment Letter, the Company is not able to submit a response to the Comment Letter within ten business days of the date of the Comment Letter. The Company hereby submits this letter to confirm that the Company will provide a response to the Comment Letter no later than July 23, 2010.
Please contact me by telephone at (303) 867-3415 if you have any questions or concerns. Thank you for your time and consideration.

Very truly yours,
/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer